For the annual period ended February 28, 2007.
File number 811-09805
Strategic Partners Opportunity Funds


SUB-ITEM 77C
Matters Submitted to a Vote of Security Holders



A Special Meeting of Shareholders was held on January 18, 2007, and adjourned to January 25, 2007, and further adjourned to February 16, 2007.
 At such meeting the shareholders approved the following proposal:
1) To approve a plan of reorganization whereby all of the assets and liabilities of Strategic Partners New Era Growth Fund, a Series of Strategic
 Partners Opportunity Funds, will be transferred to, and assumed by, Jennison U.S. Emerging Growth Fund, Inc., and the cancellation of all of the shares of Strategic Partners New Era Growth Fund.



The result of the proxy solicitation on the preceding matter was as follows:

For:		3,382,335.59
Against:		135,764.35
Abstain:		209,604.45
Not Voted:	404,847.00